Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
MaryJo. Ardington@LFG.com

VIA EDGAR & email

October 27, 2016

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-8629

RE:      Lincoln New York Account N for Variable Annuities
Lincoln Life & Annuity Company of New York
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-214256   Lincoln Core IncomeSM Variable Annuity

Dear Mr. Zapata:

On behalf of Lincoln Life & Annuity Company of New York (“Lincoln”) and Lincoln New York Account N for Variable Annuities (“the Account”), attached is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln Core IncomeSM Variable Annuity.  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on October 26, 2016.

Lincoln Core IncomeSM Variable Annuity (the “LNY Core Income Contract”) is in many respects similar to the Lincoln Core IncomeSM  individual variable annuity contract issued by Lincoln National Life Insurance Co. through the Account; File No. 333-214235 (the “the LNL Core Income Contract”).  The registration statement for the LNL Core Income Contract is currently under review within the Division of Investment Management. The attached copies of the prospectus and Statement of Additional Information for the LNY Core Income Contract have been marked to show the differences between the LNY Core Income Contracts and the LNL Core Income Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review pursuant to SEC Release No. IC-13768.

The material differences between the LNY Core Income Contracts and the LNL Core Income Contracts are as follows:

1.
The Depositor for the LNY Core Income Contracts is Lincoln Life & Annuity Company of New York, while the Depositor for the LNL Core Income Contracts is The Lincoln National Life Insurance Company. The Registrant for the LNY Core Income Contracts is Lincoln New York Account N for Variable Annuities, while the Registrant for the LNL Core Income Contracts is Lincoln Life Variable Annuity Account N. As a result, several contractual and/or regulatory differences are reflected:

•	The assumed interest rate for annuitizations cannot be higher than 4% in New York.
•	There is no provision for selling group individuals under the LNY Core Income Contracts.

2.
From an administrative standpoint, the prospectus for the LNY Core Income Contracts refers to the term “Servicing Office”, while the prospectus for the LNL Contracts refers to the “Home Office”. The term “Servicing Office” is a term we use to reflect specific requirements under New York law.

The LNY Core Income Contracts will be available for purchase as part of a fee-based financial plan, whereby an investment firm or professional offers investment advice for a fee.

The percentages used to determine the Core Income Payment under the Core Income Benefit rider, the Cost of Living Adjustment, and applicable percentage reductions to the Core Income Benefit for early withdrawals and after the first death will be declared on a periodic basis and will be published on Rate Sheets which will be made available to contract owners.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 260-455-3917.  Thank you for your assistance.

Sincerely,

Mary Jo Ardington

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

Lincoln New York Account N for Variable Annuities

Rate Sheet Prospectus Supplement dated ____, 2016 to the Prospectus

This Rate Sheet Prospectus Supplement (“Rate Sheet”) applies to purchasers of Lincoln Core Income℠ Variable Annuity between __________ and _________, 2017.  This supplement is for informational purposes and requires no action on your part.

OVERVIEW

This Rate Sheet provides the Core Income Benefit percentage, the Cost of Living Adjustment (COLA) percentage and Reduction percentages that we are currently offering.  This Rate Sheet will replace and supersede any previously issued Rate Sheet(s), and must be retained with the current prospectus.

The rates below apply for applications signed between _______ and _________ 2017.

The Core Income Benefit percentage, the Cost of Living Adjustment (COLA) percentage, and the Reduction Percentages may be different than those listed below for applications signed after __________ 2017.  We are under no obligation to notify you that this Rate Sheet is no longer in effect.

For new contractowners, the current Rate Sheet will be included with the prospectus.  You can also obtain the most current Rate Sheet by contacting your financial professional, or online at LincolnFinancial.com.  This Rate Sheet has been filed with the Securities and Exchange Commission.

Core Income Benefit Percentage

The initial Core Income Payment amount is calculated at the time the contract is issued and is equal to a percentage of the initial Purchase Payment, which is listed below.  The Core Income Benefit Percentage will also be applied to additional Purchase Payments.  The current Core Income Benefit Percentage is:

Single Life Option	Joint Life Option
X%	X%

Account Value Percentage

The Account Value Percentage is used to determine the Core Income Payment amount at the time of the first withdrawal on or after age 60 (your age or spouse’s age if younger), if this provides a higher Core Income Payment.  The current Account Value Percentage is:

Single Life Option	Joint Life Option
X%	X%

COLA Percentage

The Core Income Payment will automatically increase each year by a Cost of Living Adjustment (COLA) beginning on the first Benefit Year anniversary.  The current COLA percentage is:

X%

Core Income Payment Reduction Percentage for Ages 60-64

The Reduction Percentage is applied to the Core Income Payment if a withdrawal occurs once you (or the younger spouse if applicable) are age 60, but less than age 65.

Single Life Option	Joint Life Option
X%	X%

Death of First Measuring Life Reduction to Core Income Payment

The Death of First Measuring Life Reduction Percentage is applied to the Core Income Payment upon the first death under the joint life option. The current Death of First Measuring Life Reduction to Core Income Payment Percentage is:

X%

In order to receive the rates indicated in this Rate Sheet, your application must be signed and dated on or before the last day of the effective period noted above. We must receive your application in Good Order within 10 days from the date you sign your application, and the annuity must be funded within 60 calendar days.  Additional paperwork may be required if these conditions are not met and you still wish to purchase the annuity in order to receive the applicable rates in effect at that time.